UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Private Placement Transaction

On August 3, 2026, Park Ha Biological Technology Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors named therein (each, a “Purchaser” and collectively, the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers an aggregate of 10,000,000 Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”), together with warrants to purchase up to an aggregate of 2,000,000 Class A Ordinary Shares (the “Warrants”, and the shares issuable upon exercise of the Warrants, the “Warrant Shares”), for a purchase price of US$0.18 per Class A Ordinary Share and accompanying Warrant, resulting in aggregate gross proceeds to the Company of approximately US$1,800,000, before deducting offering expenses.

The Warrants are exercisable immediately upon issuance, have a term of five years from the date of issuance, and are exercisable at an exercise price of US$0.18 per Warrant Share, subject to the terms and conditions set forth therein. The Warrants provide that neither the exercise price nor the number of Warrant Shares issuable upon exercise will be adjusted, increased, decreased or otherwise modified as a result of any share dividend, share split, reverse share split, share combination, recapitalization, reclassification, reorganization or other similar transaction affecting the Class A Ordinary Shares occurring after the date of issuance of the Warrants.

The closing of the Private Placement occurred on August 3, 2026. The Company intends to use the net proceeds from the Private Placement for general working capital and corporate purposes.

The Class A Ordinary Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and were offered and sold in offshore transactions to non-U.S. persons in reliance upon Regulation S promulgated under the Securities Act. The securities may not be offered, sold, pledged or otherwise transferred in the United States or to, or for the account or benefit of, U.S. persons, absent registration under the Securities Act or an available exemption from the registration requirements of the Securities Act, and in each case in accordance with applicable state securities laws. During the applicable distribution compliance period under Regulation S, the securities may not be offered, sold, pledged or otherwise transferred to, or for the account or benefit of, a U.S. person, other than pursuant to an effective registration statement or an available exemption from registration under the Securities Act.

The Securities Purchase Agreement and the form of Warrant contain customary representations, warranties, covenants and agreements of the Company and the Purchasers, and customary indemnification obligations.

The foregoing descriptions of the Securities Purchase Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Securities Purchase Agreement and the form of Warrant, which are filed as Exhibits 4.1 and 10.1, respectively, to this report on Form 6-K and are incorporated herein by reference.

This report does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any offer, sale or solicitation of any securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

Information Contained in This Report on Form 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

EXHIBIT INDEX

Exhibit No.	Description
4.1*	Form of Warrant Agreement
10.1*	Form of Securities Purchase Agreement

*	Certain portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted portion to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: August 3, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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